Exhibit (d)(5)

STRICTLY CONFIDENTIAL

PRIVATE AND CONFIDENTIAL

December 16, 2022

Sun Pharmaceutical Industries Limited

SUN HOUSE, 201 B/1

Western Express Highway

Goregaon (E)

Mumbai 400063

This letter agreement (this “Agreement”) is entered into between Concert Pharmaceuticals, Inc. (the “Company”) and Sun Pharmaceutical Industries Limited (“Sun Pharma”) in connection with a possible negotiated acquisition of 100% of the outstanding capital stock of the Company by Sun Pharma (the “Transaction”) on the terms set forth in Sun Pharma’s revised proposal dated December 14, 2022. As an inducement to Sun Pharma’s efforts to enter into a definitive agreement providing for a Transaction, from the date of this letter through the Exclusivity Termination Time (as defined below), the Company agrees that it will not, and it will cause its controlled affiliates and representatives not to, (i) enter into or continue any negotiations with any party other than Sun Pharma and its affiliates (and their respective designees) (a “Third Party”) with respect to a possible acquisition of any capital stock or securities exercisable, convertible or exchangeable therefor (collectively, “Securities”) of the Company (either through sale of existing Securities or issuance of new Securities) (except (a) as expressly required to be made pursuant to the terms of organizational documents, plans or agreements in effect on the date of this Agreement and included with, or described in, the Company’s filings with the Securities and Exchange Commission, (b) offer letters to new employees hired in the ordinary course of business and (c) equity awards in the ordinary course of business consistent with past practice) or the Company’s material assets (deuruxolitinib) by a Third Party, or any other transaction with a Third Party that would reasonably be expected to be in conflict with the Transaction (a “Competing Transaction”), (ii) directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any inquiries, proposals or offers from a Third Party with respect to a Competing Transaction, or (iii) enter into any agreement with a Third Party relating to a Competing Transaction. The Company agrees that it shall, and shall cause its controlled affiliates and representatives to, immediately cease any existing discussions, negotiations or activities, including the provision of non-public information (and the provision of access to non-public information), with any Third Party regarding the Company or deuruxolitinib with respect to any inquiry, proposal or offer relating to, or reasonably likely to lead to, a Competing Transaction. As used in this letter, “Exclusivity Termination Time” means the earliest of (a) the execution of a definitive agreement by Sun Pharma and the Company providing for a Transaction, if any, (b) 11:59 p.m. (Eastern Standard Time) on January 16, 2023, or such later time and date as the parties may mutually agree in writing (email being sufficient), (c) the termination of negotiations between the Company and Sun Pharma with respect to the Transaction as confirmed in writing by both parties hereto or (d) the time at which Sun Pharma informs the Company that it will not proceed with the Transaction unless the Company agrees to reduce the upfront cash consideration below $8.00 per share of Company common stock and/or reduce the cash CVR below $3.50 per share of Company common stock, unless both Sun Pharma and Company agree in writing on such changed commercial terms.

Nothing in this letter agreement shall be construed as, and they do not create, any obligation of any kind whatsoever of the Company or Sun Pharma or their respective affiliates with respect to a Transaction, or any other transaction or otherwise, except for the matters specifically agreed to in this letter agreement. Neither the discussions or negotiations between the parties hereto nor this letter agreement is intended to, and they do not, create any fiduciary or other special duties or obligations between the parties hereto other than those non-fiduciary obligations specifically set forth herein. This letter agreement shall be kept confidential and be subject to the Confidentiality Agreement entered into between the Company and Sun Pharma as of December 13, 2022.

The terms of this letter agreement may be modified or waived only in writing signed by each of the parties hereto that expressly modifies or waives any such term. Each of the parties hereto agrees that irreparable harm would occur in the event that any of the provisions of this letter agreement were not to be performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. This letter agreement represents the entire agreement of the parties hereto concerning the subject matter hereof and supersedes any prior or contemporaneous oral (or any prior written) agreements concerning the subject matter hereof.

If the foregoing is acceptable and agreed to by Sun Pharma, please sign on the line provided below to signify such acceptance and agreement.

[Signature Page Follows]

Sincerely,

CONCERT PHARMACEUTICALS, INC.

By:	/s/ Roger D. Tung
Name: Roger D. Tung
Title: President and Chief Executive Officer

Accepted and agreed as of the date first written above:

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Atul Raut
Name: Atul Raut
Title: Vice President, Business Development